Exhibit 99.1

Lufax Announces Board and Management Changes

SHANGHAI, July 24, 2026 /PRNewswire/ — Lufax Holding Ltd (“Lufax” or the “Company”) (NYSE: LU and HKEX: 6623), a leading financial services enabler for small business owners in China, today announced changes to its board of directors and senior management, effective July 25, 2026.

Ms. Fangfang Cai (“Ms. Cai”), Mr. Shibang Guo (“Mr. Guo”) and Mr. Peifeng Li (“Mr. Li”) have resigned as non-executive directors of the Company and from their respective positions on the Board’s committees. Mr. Tongzhuan Xi (“Mr. Xi”) has resigned as an executive director, the chief financial officer and the authorised representative of the Company (“Authorised Representative”) under Rule 3.05 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Hong Kong Listing Rules”), with effect from July 25, 2026. Each of the four directors cited personal work arrangements as the reason for their resignation and confirmed there is no disagreement with the Board and no matter relating to their departure that needs to be brought to shareholders’ attention.

The Company has begun a search for a new chief financial officer. During the transition, the CFO’s duties will be temporarily assumed by the Company’s internal team to ensure continuity of the Company’s financial functions. Mr. Xiang Ji, an executive director and the Company’s chief executive officer, has been appointed as the Authorised Representative, the Company’s designated liaison with the Stock Exchange under the Hong Kong Listing Rules, in place of Mr. Xi, with effect from July 25, 2026.

The Board has appointed Mr. Wai Kin Chim (“Mr. Chim”) as an independent non-executive director for an initial three-year term commencing July 25, 2026.

Mr. Chim, aged 65, has over 40 years of experience in international banking and extensive board experience in Asia Pacific, having worked in Hong Kong, Singapore and Beijing. He specializes in risk management and internal control, with a strong emphasis on corporate governance, credit risk, market risk and capital management.

Mr. Chim served as a loan officer at Standard Chartered Bank, Hong Kong Branch, from October 1985 to August 1988. He was then employed by Bankers Trust Company, Hong Kong Branch, as a vice president of the Asia Credit Department from September 1988 to October 1996. He subsequently served as the managing director and the chief credit officer for Deutsche Bank AG, a company listed on the Frankfurt Stock Exchange under ticker symbol DBK, for Asia Pacific (non-Japan Asia), from October 1996 to November 2006. He joined Bank of China Limited, a company listed on the Main Board of the Stock Exchange under stock code 3988, as the chief credit officer from March 2007 to March 2015.

Mr. Chim was an independent non-executive director of Standard Chartered Bank (China) Limited from October 2015 to October 2017. He served as an independent non-executive director of HDR Global Trading Limited, owner and operator of the BitMEX digital asset trading platform, from February 2021 to February 2022. Mr. Chim served as a non-executive director of China Chengtong Hong Kong Company Limited from July 2022 to June 2025. Mr. Chim is currently an independent non-executive director of OCBC Bank (Hong Kong) Limited, since November 2017; an independent non-executive director of Banco OCBC (Macau), S.A., since August 2023; an independent non-executive director of China Intellogis Technology Co., Ltd., since June 2024; and a director of Hong Kong Dance Company Limited since June 2026.

Mr. Chim obtained a Bachelor of Science degree from the Chinese University of Hong Kong in 1983 and an MBA degree from Indiana State University, USA, in 1985. He also graduated from the Senior Executive Program at Columbia University in 2000.

In connection with these changes, with effect from July 25, 2026, Ms. Cai will step down from the Nomination and Remuneration Committee, and Mr. Koon Wing Ernest Ip has been appointed as a member to that committee. The Company’s Special Committee will comprise Mr. Dicky Peter Yip, Mr. Koon Wing Ernest Ip and Mr. Siu Hong Cheng, continuing under the chairmanship of Mr. Dicky Peter Yip, with effect from July 25, 2026.

The Board would like to take this opportunity to thank Ms. Cai, Mr. Guo, Mr. Li and Mr. Xi for their service during the tenure of their office and warmly welcome Mr. Chim to the Board.

About Lufax

Lufax is a leading financial services enabler for small business owners in China. The Company offers financing products designed principally to address the needs of small business owners. In doing so, the Company has established relationships with 85 financial institutions in China as funding partners, many of which have worked with the Company for over three years.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR, LLC

Robin Yang

Tel: +1 (646) 308-0546

Email: lufax.ir@icrinc.com